Exhibit 21.1

List of Subsidiaries

The following is a list of the subsidiaries of Talmer Bancorp, Inc. as of February 29, 2016, including the name of each subsidiary and its jurisdiction of incorporation:

Talmer Bank and Trust             Michigan

First Place Capital Trust             Delaware

First Place Capital Trust II         Delaware

First Place Capital Trust III         Delaware

First of Huron Capital Trust I         Delaware